Exhibit 99.2

Interim Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

Unaudited – prepared by management

For more information:

Ben Catalano

President, CEO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I,  Ben Catalano of ThrillTime Entertainment International, Inc., certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ThrillTime Entertainment International, Inc., for the interim period ending October 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  December 30, 2005

“Ben Catalano”

Ben Catalano

President

Notice to Reader

Management has compiled the consolidated balance sheets as at October 31, 2005 and July 31, 2005 and consolidated statements of operations and deficit and cash flows for the quarters ended October 31, 2005 and 2004.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

      “Ben Catalano”

Director

        “Martin Woodward”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

Unaudited – prepared by management

(Expressed in U.S. Dollars)

As at October 31, 2005

	October 31, 2005	July 31, 2005
	(unaudited)
Assets

Current
Cash and cash equivalents	$ 104,959	$ 190,304
Prepaid expenses	3,915	2,960
Total current assets	108,874	193,264

Equipment (Note 3)	2,724	2,868

Total Assets	$ 111,598	$ 196,132

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$ 36,084	$ 71,286
Income and other taxes payable	6,733	5,906
Current portion of long-term debt (Note 4)	-	60,000
Total current liabilities	42,817	137,192

Shareholders’ equity
Capital stock (Note 5)
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
Deficit	(8,237,578)	(8,247,419)
Total shareholders’ equity	68,781	58,940

Total liabilities and shareholders’ equity	$ 111,598	$ 196,132

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 8)

Subsequent events (Note 12)

On behalf of the Board:

“Ben Catalano”	Director	“Martin Woodward”	Director

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

	October 31, 2005	October 31, 2004
	(unaudited)	(unaudited)
Revenues
Product sales	$ -	$ 95,526

Cost of sales	-	59,235
Gross margin	-	36,291

Royalty revenue	-	318,882
Other revenue	31	25,780
	31	380,953

Operating expenses:
Amortization of equipment	144	1,060
General and administration	28,146	336,174
Interest expense net of interest income		86,841
Marketing and selling	-	975
Research and development	-	1,105
	28,290	426,155

Operating (loss) before other items and, income taxes	(28,259)	(45,202)

Other items
Gain on settlement of debt	38,100	-

Income (loss) before income taxes	9,841	(45,202)

Income tax expense	-	(6,357)

Net income (loss) for the period	9,841	(51,559)

Deficit, beginning of period	(8,247,419)	(10,875,738)

Deficit, end of period	$(8,237,578)	$(10,927,297)

Basic and diluted earnings (loss) per common share	$ 0.001	$ (0.003)

Weighted average number of common shares outstanding	20,007,297	20,007,297

The accompanying notes are an integral part of these consolidated financial statements

.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

	October 31, 2005	October 31, 2004
	(unaudited)	(unaudited)

Cash flows from (used in) operating activities:
Net income (loss) for the period	$ 9,841	$ (51,559)
Items not involving cash:
Amortization of equipment	144	1,060
Amortization of deferred financing costs	-	5,000
Gain on settlement of debt	(38,100)	−
Cash flows (used in) operations	(28,115)	(45,499)
Change in non-cash operating working capital:
Accounts receivable	-	204,040
Inventories	-	(3,893)
Prepaid expenses	(955)	(75,562)
Accounts payable and accrued liabilities	(12,102)	(92,573)
Income and other taxes payable	827	(22,642)
Cash flows (used in) operating activities	(12,230)	(36,129)

Cash flows from (used in) financing activities:
Long-term debt	(45,000)	(10,908)
Cash flows (used in) financing activities	(45,000)	(10,908)

(Decrease) in cash and cash equivalents	(85,345)	(47,037)

Cash and cash equivalents, beginning of period	190,304	170,213

Cash and cash equivalents, end of period	$ 104,959	$ 123,176

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,247,419)	$ 58,940

Net income, 3 months ended October 31, 2005	-	-	-	9,841	9,841

Balance, October 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,237,578)	$ 68,781

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2004	20,007,297	$ 7,801,123	$ 505,236	$ (10,875,739)	$ (2,569,380)

Net loss, 3 months ended October 31, 2004	-	-	-	(51,559)	(51,559)

Balance, October 31, 2004	20,007,297	$ 7,801,123	$ 505,236	$ (10,927,298)	$ (2,620,939)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

1. NATURE AND CONTINUANCE OF OPERATIONS
The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	October 31, 2005	July 31, 2005

Working Capital	$ 66,057	$ 56,702
Deficit	$ (8,237,578)	$ (8,247,419)

2. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Equipment
Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows: Office equipment Declining-balance basis at between 20% and 30% per annum.
Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured..

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

Three months ended October 31, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures
Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. EQUIPMENT
	Cost	Accumulated Amortization	October 31, 2005 Net Book Value

Office equipment	$ 16,028	$ 13,304	$ 2,724

	Cost	Accumulated Amortization	July 31, 2005 Net Book Value

Office equipment	$ 16,028	$ 13,160	$ 2,868

4. LONG-TERM DEBT

	October 31, 2005	July 31, 2005

Note payable bearing interest at 18% per annum	$ -	$ 60,000
	-	60,000
Less current portion of long-term debt	-	(60,000)
	$ -	$ -

During the period the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $45,000.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

5. STOCK OPTIONS

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000	$ 0.10

Granted	-	-
Expired or cancelled	-	-

Balance, October 31, 2005, exercisable to November 25, 2005	1,900,000	$ 0.10

Number of options currently exercisable	1,900,000	$ 0.10

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

5. CAPITAL STOCK (cont’d…)
Stock options (cont’d…)
Options issued in fiscal 2003 had a weighted fair value of Cdn $ 0.10 per share. The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Risk-free interest rate	10.50%
Expected dividend yield	0.00%
Expected stock volatility	269%
Expected option life in years	2.94 years

Warrants
As at October 31, 2005, there were no warrants outstanding.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

During the fiscal quarter ended October 31, 2005 the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.  The Company operates in Canada and the operations for the current period relate 100% to Canada.

 During the quarter ended October 31, 2004 the Company considered its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total

2004:
Revenues including interest income	$70,293	$369,900	$440,193
Income for the year	(51,559)	133,982	(185,541)
Identifiable assets	201,939	350,983	552,922

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

8. FINANCIAL INSTRUMENTS

In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments.

The Company has aggregate office lease and estimated lease cost commitments during the next three years approximately as follows:

2006	$ 4,495
2007	4,231
2008	1,057
$ 9,783

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
As at October 31, 2005
Issued share capital	$ 7,801,123	$ 9,000	$ 7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning period	(8,247,419)	(479,619)	(8,727,038)

Net income, 3 months ended October 31, 2005	9,841	-	9,841

Deficit, end of period	$ (8,237,578)	$ (479,619)	$ (8,717,197)
Shareholder’s’ equity	$ 68,781	$ 9,000	$ 77,781

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Three months ended October 31, 2005 and 2004

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions during fiscal 2005 with related parties:

Paid $4,248 to a director and officer for consulting services included in general and administration costs.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH REGARDS TO CASH FLOWS
During the three months ended October 31, 2005 the company settled the long-term debt of $60,000 and $21,300 of accrued interest by way of a one-time payment of $45,000.

12. SUBSEQUENT EVENTS

The Company issued 6,000,000 units at a price of $ 0.06 (Cdn) per unit to raise gross proceeds of $ 360,000 (Cdn).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $ 0.10 (Cdn) per share for a 12-month period expiring November 25, 2006.  The Company paid a finders fee of 500,000 shares at a deemed price of $ 0.06 (Cdn) per share. The shares and warrants are subject to a 4 month hold period expiring March 26, 2006.